February 1, 2021

Mr. Abe Friedman

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Syneos Health, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 20, 2020

File No. 001-36730

Dear Mr. Friedman and Ms. Shenk:

Syneos Health, Inc. (the “Company”, “we”, or “our”) is pleased to respond to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by electronic mail on Friday, January 22, 2021 (the “Comment Letter”) related to the Company’s Form 10-K for the fiscal year ended December 31, 2019, filed with the Commission on February 20, 2020 (the “2019 Form 10-K”).  In this letter, we have referred to each Staff comment in bold and have followed it with the Company’s response to the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 91

1.

We note your response to comment one. ASC 210-20-45-4 and 45-5 require intent, as demonstrated through execution, to set off amounts. As requested in our prior comment, please tell us whether you have set off such amounts with the counterparty.

Company Response:

The Company respectfully acknowledges the Staff’s comment. As the Company’s cash pooling arrangement is notional, there is no physical movement of cash and as such there is no actual set off of such amounts with the counterparty. However, in determining the proper accounting treatment of this notional cash pooling arrangement, the Company reviewed the interpretive overdraft guidance in Deloitte’s guide, “A Roadmap to the Preparation of the Statement of Cash Flows, Chapter 4, Cash and Cash Equivalents” (the “Deloitte guide”) and PricewaterhouseCooper’s guide, “Financial statement presentation, Chapter 6: Statement of cash flows” (the “PwC guide”).

While the Company believes that ASC 210 does not directly apply to its notional cash pooling arrangement given ASC 210-20-55-18A states that “cash on deposit at a financial institution shall be considered by the depositor as cash rather than as an amount owed to the depositor,” the Company does believe that similar considerations can be applied by analogy in determining whether to treat the accounts subject to the pooling agreement as a single account or multiple accounts. Consistent with the Deloitte guide, the Company believes the single account method is appropriate as its pooling agreement meets the following criteria:

•	Under the terms of the depositor relationship, the financial institution has the right, ability, and intent to offset a positive balance in one account against an overdrawn amount in another account.
•	Amounts in each of the accounts are unencumbered and unrestricted with respect to use.

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The PwC guide further supports a single account method, noting some reporting entities have concluded that the contractual terms of their notional pooling arrangements preclude individual bank accounts within the arrangement from being considered separate accounts because contractually the notional pooling arrangement functions as one account. The Company believes this conclusion is consistent with the contractual terms of its notional pooling arrangement and thus, as demonstrated in the PwC and Deloitte guides, has aggregated all bank accounts that are subject to the notional pooling arrangement into a single balance on its consolidated balance sheet.

Accordingly, the Company will update its disclosure in the notes to the financial statements in its applicable future filings, starting with the Annual Report on Form 10-K for the year ended December 31, 2020. Utilizing the 2019 Form 10-K disclosure by example, under the Cash and Cash Equivalents section of Note 1 on page 91, the second paragraph will be amended as follows:

Certain of the Company’s subsidiaries participate in a notional cash pooling arrangement to manage global liquidity requirements. As part of a master netting arrangement, the participants combine their cash balances in pooling accounts at the same financial institution with the ability to offset bank overdrafts of one participant against positive cash account balances held by another participant. Under the terms of the master netting arrangement, the financial institution has the right, ability, and intent to offset a positive balance in one account against an overdrawn amount in another account. Amounts in each of the accounts are unencumbered and unrestricted with respect to use. As such, the net cash balance related to this pooling arrangement is included in cash, cash equivalents, and restricted cash in the accompanying consolidated balance sheets.

Revenue Recognition, page 96

2.

We note your response to comment two. You state that the examples in ASC 250-10-50-4 and ASC 250-10-20 focus on uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations and that, because the changes in estimate noted in our comment relate to revenue recognition, you reviewed your disclosures in relation to ASC 606 (ASC 606-10-50-12A specifically). We do not believe the requirement in ASC 250 to quantify the effect on income from continuing operations, net income, and any related per-share amounts of changes in estimates is limited to the examples provided in the glossary. Refer to ASC 606-10-25-35. In addition, the disclosure you provide under ASC 606-10-50-12A relates to revenue, not to the effect of changes in contract estimates on income from continuing operations, net income, and per-share amounts, required by ASC 250 and to which our comment relates.

Based on the last two paragraphs of your response, it appears you also evaluated our comment on an individual project-level basis in determining that the impacts of changes in contract estimates were not material. However, our comment pertains to the aggregate impact of changes in contract estimates for each period presented. Therefore, we reissue our prior comment.

Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.

Company Response:

The Company respectfully acknowledges the Staff’s comment. The Company confirms that, even though the last two paragraphs in its previous response referenced individual projects, the Company’s intent was to convey that impacts related to changes in estimates were immaterial to the Company’s projects, both individually and in the aggregate. As indicated in the Company’s previous response, oftentimes a contract modification results in both a change in estimate to complete and a change in the scope or price of a contract. Substantially all of the $66.8 million disclosed in Note 12 to the financial statements in the 2019 Form 10-K was associated with contract modifications driven by changes in scope or price; the portion associated with changes in estimates (e.g., changes in estimates of progress or variable consideration) was nominal.

Accordingly, the Company will update its disclosure in the notes to the financial statements in its applicable future filings, starting with the Annual Report on Form 10-K for the year ended December 31, 2020. Utilizing the 2019

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Form 10-K disclosure by example, under the Timing of Billing and Performance section on page 128, the second sentence will be amended as follows:

During the year ended December 31, 2019, approximately $66.8 million of the Company’s revenue recognized was allocated to performance obligations partially satisfied in previous periods, substantially all of which was associated with changes in scope or price for full service clinical studies. The gross and net amounts of revenue recognized solely from changes in estimates were not material.

If changes in estimates in future quarterly and annual periods become material, the Company respectfully submits that it will provide the disclosures prescribed by ASC 250-10-50-4 and 270-10-45-14 and will include disclosure in its MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis.

12. Revenue from Contracts with Customers, page 128

3.

We note your response to comment three. You state that you considered multiple factors in accordance with ASC 606-10-55-90 and 55-91, including disclosures presented outside of the financial statements such as earnings releases and annual and quarterly reports. We note from investor presentations dated June 3, 2020 and September 9, 2020 that you disclose revenue percentages for three sub-categories of both your Clinical Solutions and Commercial Solutions segments. Please tell us how you considered these disclosures when assessing your disclosure of disaggregated revenue in the notes to your financial statements.

Company Response:

The Company respectfully acknowledges the Staff’s comment. As a result of previous acquisitions, the Company had voluntarily provided additional transparency in certain investor presentations and earnings materials related to acquired businesses to aid in initial understanding of newly expanded service offerings, which included the service offerings within the Commercial Solutions segment and a significant portion of the Company’s FSP360 service offering. The Company notes that the disclosure of revenue on a percentage basis for certain service offerings was discontinued beginning with the Company’s 2020 Analyst and Investor Event on December 8, 2020 as the Company had concluded that the provision of that additional information was not relevant to investors given the increasingly integrated nature of these services, consistent with the Company’s strategy of integrated, full service offerings.

As noted in the Company’s previous response filed on January 6, 2021, in considering application of ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, the Company examined the service offerings within each of its reportable segments, including its Clinical Solutions service offerings, including Full Service Clinical Development, FSP360, Early Phase, and Real World Evidence and Late Phase Services, as well as its Commercial Solutions services offerings, including Deployment Solutions, Communications Services, and Consulting Services. The Company concluded that the nature, amount, timing, and uncertainty of revenue recognized from contracts with customers would not change based on the types of services within each of these reportable segments. The Company respectfully advises the Staff that, while the types of services within the Company’s reportable segments may vary, the revenue recognized is entirely from the provision of services to the pharmaceutical industry and the nature, amount, timing, and uncertainty of revenue recognition does not change based on the type of service within each of the reportable segments (i.e. all revenue is recognized as services are performed and costs are incurred).

The Company believes that the presentation of revenues, disaggregated by reportable segment and by region, is sufficient to enable users of the financial statements to understand how the nature, amount, timing, and uncertainty of revenue cash flows are affected by economic factors as required by ASC 606-10-50-5.

If you have any questions or further comments about this response, please contact me by email at Jason.Meggs@syneoshealth.com or by phone at (919) 605-3625.

Sincerely,

/s/ Jason Meggs
Jason Meggs
Chief Financial Officer
Syneos Health, Inc.

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